APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Soleil at Bowie LLC

Financial Statements and Report

December 31, 2022

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Members' Equity 6

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

To Management of:
Soleil at Bowie LLC

We have reviewed the accompanying financial statements of Soleil at Bowie LLC (the Company), which comprise the statements of balance sheet as of December 31, 2022, and the related statements of income, members' equity, and cash flows for the period (since inception on april 21, 2022) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Soleil at Bowie LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has relied on debt financing and will rely on the sale of improved property to repay obligations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
Owings Mills, MD
October 2, 2023


Soleil at Bowie LLC

Balance Sheet (Unaudited)

As of December 31, 2022


	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	107
Total Current Assets			107
Noncurrent Assets			
Land	1.h		1,575,000
Land improvements	1.h		10,000
Total Noncurrent Assets			1,585,000
Total Assets			1,585,107
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accrued interest	3		614,565
Debt, current	3		1,100,000
Total Current Liabilities			1,714,565
Total Liabilities			1,714,565
Members' Equity			(129,458)
Total Liabilities & Members' Equity		$	1,585,107

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Soleil at Bowie LLC

Statement of Income (Unaudited)

For the period (since inception on April 21, 2022) ended December 31, 2022


Operating Expenses		
Bank fees	$	16
Total Operating Expenses		16
Interest expense		(614,565)
Net Income (Loss)	$	(614,581)

Soleil at Bowie LLC
Statement of Members' Equity (Unaudited)
For the period (since inception on April 21, 2022) ended December 31, 2022

	Total Members' Equity
Balance at April 21, 2022	-
Net income (loss)	$ (614,581)
Member contributions	485,123
Balance at December 31, 2022	$ (129,458)

Soleil at Bowie LLC
Statement of Cash Flows (Unaudited)
For the period (since inception on April 21, 2022) ended December 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(614,581)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		614,565
Net Cash Provided by (Used in) Operating Activities		(16)
Cash Flows from Investing Activities		
Purchase of land		(1,575,000)
Payments for land improvements		(10,000)
Net Cash Provided by (Used in) Investing Activities		(1,585,000)
Cash Flows from Financing Activities		
Proceeds from issuance of debt		1,100,000
Issuance of members' capital		485,123
Net Cash Provided by (Used in) Financing Activities		1,585,123
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		107
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Year		107
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	$	107

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Soleil at Bowie LLC

Notes to the Financial Statements

For the period (since inception on April 21, 2022) ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

Soleil at Bowie LLC (the Company) is developing 21 Lots on a property along Fletchertown Road, in Bowie, MD 20720. The development offers four spacious modern home designs inspired by the architecture of a European farmhouse. Each home features 2 garages, top-of-the-line finishes, open floor plan, and so much more. This thoughtfully designed boutique community of 21 homes is in the heart of Bowie, just minutes from every convenience. Soleil at Bowie redefines luxury living in an ideal location that you can call home. Completed homes are expected to sell for $1 million to $1.3 million.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Soleil at Bowie LLC

Notes to the Financial Statements

For the period (since inception on April 21, 2022) ended December 31, 2022

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 the Company's cash consisted of deposits in a business checking account.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Land and improvements

Land is recorded at cost. Expenditures for additions, improvements and other enhancements to the land are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts

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and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's land improvements are depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. Land is not depreciated.

As of December 31, 2022, the Company capitalized $10,000 in improvements made to the land and had not begun depreciating these improvements as they were not yet in service. Accordingly there is no depreciation expense for the period ended December 31, 2022.

i. Long-lived asset impairment

The Company reviews its long-lived assets, including land for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income. At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

j. Estimated development costs

Estimated development costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process. The costs associated with properties under development and land held for future development could be significantly different due to circumstances beyond the company's control, including changes in interest rates, increases in material and labor costs or service charges. The company's estimated revenues from properties under development and land held for future development are budgeted considering the sale of an estimated number of units for each project at an estimated price, which may be subject to change when the project is ultimately completed. There can be no assurance that the various assumptions will be realized or that the projects will not be affected by unforeseen economic factors, resulting in a diminution in the anticipated value of the company's properties under development. Accordingly, management's estimates of the net realizable value of properties under development and land held for future development are based on the best available information at the date of assessment.

k. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Related party transactions

During the period ended December 31, 2022 the Company's registered agent, Bando Investment Group, a company under common ownership and management covered construction expenses and to purchase the 21 lots on Fletchertown Road in Bowie, MD that Soleil at Bowie LLC owns. The total of these expenses was approximately $600,000 for soft costs, clearing and demolition. Under the Company's operating agreement, any profits from the sale of homes constructed on those 21 lots after all creditors have been paid will be distributed to Bando Investment Group.

3. Notes payable

The Company's debt consists of the following:

Loan payable, interest at 100% per annum, repayable in balloon payment of $50,000 including interest, due July 22, 2023	$ 50,000
Loan payable, interest at 100% per annum, repayable in balloon payment of $250,000 including interest, due July 22, 2023	250,000
Loan payable, interest at 100% per annum, repayable in balloon payment of $100,000 including interest, due July 22, 2023	100,000
Loan payable, interest at 100% per annum, repayable in balloon payment of $700,000 including interest, due July 22, 2023	700,000
Total debt	1,100,000
Less: current portion	(1,100,000)
Long-term portion of debt	$ -

Interest expense was $614,565 for the period ended December 31, 2022.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Soleil at Bowie LLC
Notes to the Financial Statements
For the period (since inception on April 21, 2022) ended December 31, 2022

4. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the period ended December 31, 2022 the Company has relied debt and owner financing to fund operations and will require the sale of improved property to meets its obligations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Bando Investment Group has continued to fund development of the land in the amounts below:

Clearing & Demolition: $202,350
Grading & Earthwork: $259,350
Sediment Control: $156,000
Storm Sewer: $98,000
Miscellaneous Items: $96,150
Soft costs: $21,000

As of September 21, 2023, 13 of the 21 lots on Fletchertown Road have been presold.

Management evaluated all activity of the Company through October 2, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.